UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-42767

J-Star Holding Co., Ltd.

(Translation of registrant’s name into English)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Adoption of 2025 Equity Incentive Plan

On December 11, 2025, the board of directors of J-Star Holding Co., Ltd (the “Company”) approved the adoption of the Company’s 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same day. The 2025 Plan provides for discretionary grants of, among the others, options, share appreciation right, restricted shares, restricted share units, performance units and performance shares to employees, directors and consultants of the Company. The aggregate maximum number of Class A ordinary shares that may be issue under the Plan is 3,354,075 shares.

Copy of the 2025 Plan is being furnished as Exhibit 4.1 with this Current Report on Form 6-K. The foregoing description of the 2025 Plan does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the 2025 Plan.

As a foreign private issuer, we are permitted, in lieu of certain requirements of the NASDAQ Stock Market Marketplace Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the Cayman Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements under Nasdaq Rules 5635. Nasdaq Rules 5635 generally provides that shareholder approval is required prior to issuance (or potential issuance) of securities in relation to (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings whereby there is a 20% Issuance at a price that is less than the Minimum Price, as defined in Nasdaq Rules 5635(d). Our Cayman Islands counsel, Ogier, has provided a letter to Nasdaq certifying that under Cayman Islands law and our second amended and restated memorandum and articles of association, we are not prohibited from issuing securities without first obtaining shareholder approval where such issuance of securities otherwise requires shareholder approval under Nasdaq Rules 5635.

A copy of the home country rule exemption letter from the Company’s legal counsel is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
4.1	J-Star Holding Co., Ltd 2025 Equity Incentive Plan
99.1	Home Country Rule Exemption Letter Dated December 11, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025	J-Star Holding Co., Ltd.

	By:	/s/ Sam Van
	Name:	Sam Van
	Title:	Chief Executive Officer

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